May 24, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	IperionX Limited
Amendment No. 1 to Registration Statement on Form 20-F
Filed May 4, 2022
CIK No. 0001898601

To Whom It May Concern:

On behalf of IperionX Limited (the “Company”), this letter responds to your letter, dated May 20, 2022 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form 20-F, filed on May 4, 2022.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company is concurrently filing its amended registration statement on Form 20-F (the “Form 20-F”).  All page number references contained in the Company’s responses below correspond to the page numbers in the Form 20-F.

Amendment No. 1 to Registration Statement on Form 20-F Filed May 4, 2022

Risk Factors

We rely and will rely on independent contractors, consultants and other third parties to provide key development and operational services..., page 11

1.
We note the general disclosure that you depend and will depend on subcontractors, consultants and other third parties to provide supply chain functions, including sourcing certain subcomponents and assemblies, and in process development activities. You further disclose that your operations and operating results may be adversely affected if you experience problems with your subcontractors, consultants or other third parties. Please expand your disclosures to discuss whether your business, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•	suspend the purchase, sale, or maintenance of certain items used to conduct or develop your business;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials or services; or

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
May 24, 2022

•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and, where possible, quantify the impact to your business.

While supply chain disruptions have not had and are not expected to have a material impact on our business and results of operations, we have revised page 11 of the Form 20-F in response to the Staff’s comment.

Item 7 Major Shareholders and Related Party Transactions, page 65

2.
Please update to provide disclosure as of the most recent practicable date, to the extent that the information is known to the company or can be ascertained from public filings. We note that your ordinary shares have been listed on the Australian Securities Exchange. See Item 7 of Form 20-F.

Pages 64, 65 and 66 of the Form 20-F have been revised in response to the Staff’s comment.

*          *          *

We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Anastasios Arima

Anastasios Arima
Chief Executive Officer and Managing Director